

25003109

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53604

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integrity Brokerage LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 Seneca St. STE 107
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Wong	(949)294 9833	dw@integrity-brokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., # 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Wong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integrity Brokerage LLC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Notary Public 2/21/25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On 2/21/25, before me, Francis Fong, Notary Public,
personally appeared DAVID W WONG
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of State of California that the foregoing paragraph is true and correct.

FRANCIS FONG
COMM. # 2492654
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JULY 14, 2028

WITNESS my hand and official seal.

SIGNATURE [signature]

PLACE NOTARY SEAL ABOVE

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of attached document

Title or type of document: OATH OR AFFIRMATION

Document Date: 2/21/25 Number of Pages: 3

Signer(s) Other than Named Above:

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members of Integrity Brokerage, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage, LLC's management. My responsibility is to express an opinion on Integrity Brokerage, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integrity Brokerage, LLC.'s financial statements. The Supplemental Information is the responsibility of the Integrity Brokerage, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integrity Brokerage, LLC's auditor since 2009.

Tarzana, California

February 24, 2025

INTEGRITY BROKERAGE, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	20,915
Clearing accounts		150,091
Receivables from broker dealers		24,585
Other assets		8,453
Total Assets	$	204,044

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	18,058
Commissions payables		15,164
Total Liabilities		33,222
MEMBER'S EQUITY		
Member's Equity		170,822
Total Liabilities and Member's Equity	$	204,044

INTEGRITY BROKERAGE, LLC

Statement of Income
For the Year Ended December 31, 2024

REVENUES		
Commisions	$	241,598
Mutual Fund		45,285
Equity		26,171
Clearing Fees & Other		24,021
Private Placement		49,157
Options		4,557
Interest Income		1,712
Total Revenues		392,501
EXPENSES		
Clearing Charges		56,372
Commission Expenses		231,470
Data & IT Services		3,642
Professional Fees		47,750
Payroll Expenses		8,899
Travel, Meals & Entertainment		2,052
Regulatory Fees		13,220
Other Expenses		8,651
Total Expenses		372,056
NET INCOME BEFORE INCOME TAXES		20,445
LESS INCOME TAXES		1,700
NET INCOME	$	18,745

INTEGRITY BROKERAGE, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2024

Beginning members equity, January 1, 2024	$	171,077
Distributions		(19,000)
Net Income		18,745
Ending Member's Equity, December 31, 2024	$	170,822

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	18,745
Adjustments to reconcile net income to net cash Provided by operating activities:		
(Increase) decrease in assets		
Clearing		13,519
Receivables from broker dealers		1,360
Other Assets		9,153
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		(11,462)
Commissions Payable		(2,369)
Total adjustments		10,202
Net cash provided by operating activities		28,947
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(19,000)
Total cash used in Financing activities		(19,000)
Net Increase in cash		9,947
Cash at beginning of year		10,968
Cash at end of year	$	20,915

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income taxes	$	1,700

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION

Integrity Brokerage, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). During 2020, the Company underwent an ownership change as well as a change in entity formation. On August 1, 2020, one hundred percent of the stock of the former entity, Integrity Brokerage Services, Inc., was sold to an individual. Subsequent to the purchase, the entity was converted to a limited liability company registered in the state of California. In accordance with these changes, the operating activities of Integrity Brokerage Services, Inc. were assumed by Integrity Brokerage, LLC on August 1, 2020.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

As discussed in Note 1, The Company is treated as a limited liability company for federal and state income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements. Members are taxed directly on their proportionate share of the Company's earnings. The company is subject to State of California minimum tax of $ 800 and LLC gross receipts tax of $ 900.

The Company is subject to audit by the taxing agencies for the years ending December 31, 2021, 2022 and 2023.

(d) Revenue Recognition (ASC 606)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principle. Commission revenue is recognized on the trade date when the performance obligation is satisfied.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Interest, Rebate, and Dividend Income: Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory. Interest is recognized over time.

Fee Income: Included are fees earned from affiliated entities. investment banking and M&A Advisory fees, account supervision and investment advisory fees, administrative fees, research service fees, rebased from exchanges (ECN and ATS), 12b-1 fees, mutual fund fees other than concessions or 12b-1 fees, execution service fees, clearing service fees, and sweep account fees.

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2024.

(f) Clearing Deposits

At December 31, 2024, the deposit in clearing accounts total $150,120. The Company has an agreement with Axos Clearing LLC to clear and maintain customer accounts for the Company.

(g) Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment banking. The Company has identified its Principal Operations Officer (president) as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on December 31, 2024, the Company's net capital of $157,400 exceeded the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness ($33,222) to net capital was 0.21:1 which is less than the 15:1 maximum ratio requirement.

Note 5: COMMITMENTS AND CONTINGENCIES

ASU 2016-02: Leases

As of December 31, 2024, the Company does not have a lease commitment and during the year ended December 31, 2024, rent expense was zero.

On November 13, 2023, the Company agreed to settle an arbitration matter from a former customer in the amount of $34,500. This amount was to be paid $10,000 on November 13, 2023, and $700 a month beginning in January, 2024 for thirty-five months. This liability for the amount of $13,900 is included in the accounts payable.

The Company was not subject to any other litigation or complaints during or at year ended December 31, 2024

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2023, through February 24, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

INTEGRITY BROKERAGE, LLC

Schedule I
Statement of Net Capital
December 31, 2024

	Focus 12/31/24	Audit 12/31/24	Change
Stockholder's equity, December 31, 2024	$ 170,822	$ 170,822	-
Less: Non allowable assets:			-
Prepaid Expenses	10,420	10,420	
Tentative net capital	160,402	160,402	-
Haircuts:	3,002	3,002	-
NET CAPITAL	157,400	157,400	-
Minimum net capital / AI Ratio	5,000	5,000	-
Excess net capital	$ 152,400	$ 152,400	-
Aggregate indebtedness	$ 33,222	$ 33,222	-
Ratio of aggregate indebtedness to net capital	0.21:1	0.21:1	

Reconciliation: There is no differences between the audited financial statements and the Focus filed at December 31, 2024.

INTEGRITY BROKERAGE, LLC

December 31, 2024

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provisionas and as supported by footnote 74 to SEC Release 34-70073.

Integrity Brokerage, LLC
Assertions Regarding
Exemption Provisions

Integrity Brokerage LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2024 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Integrity Brokerage, LLC

____

By: ______________________

Title: CEO

Date: 02/24/2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage, LLC
Seneca, Washington

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Integrity Brokerage, LLC stated that Integrity Brokerage, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2024, without exception and (3) Integrity Brokerage, LLC stated that Integrity Brokerage, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception. Integrity Brokerage, LLC's management, is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2025